Ecoloclean Industries, Inc.
                             2242 South Highway #83
                             Crystal City, TX 78839
                               Tel (830) 374-9100
                               Fax (830) 374-0202


February 28, 2006

John Hart
Sr. Assistant Chief Accountant
Securities & Exchange Commission
Division of Corporate Finance
Washington, D.C. 2015

Re:      Form 10-KSB for the Fiscal Year ended December 31, 2004
         Forms 10-QSB for the Fiscal Quarter ended March 31, 2005 and June 30, 2005
         File No. 0-33481

Dear Mr. Hart:

         This letter is in response to the Commission's comment letter dated September 16, 2005. We intend to amend the relevant filings upon receipt of the Staff's satisfaction of our responses.

                Form 10-KSB for the Year Ended December 31, 2004
                ------------------------------------------------
General
-------

Comment 1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:         See below.

       Management's Discussion and Analysis or Plan of Operation, page 10
       ------------------------------------------------------------------

Comment 2. Please provide a description of your plan to improve profitability through increased sales, reduction of expenses and securing of additional financing from outside lenders. See SEC Financial Reporting Codification section, 607.02, Uncertainty about an Entity's Continued Existence.

         Response: Section 607.02 requires discussion of the company's financial difficulties and plans to overcome the difficulties including reasonably detailed discussion of the companies financing abilities and inabilities. I am not sure what more can be said in this regard. In our Current Operations section dealing with industrial oil field services, we stated that low sales levels and poor margins lead to a management decision to close the operation. Additionally, in regard to RDS drilling support services, we also experienced pricing pressures and low margins and this operating unit was closed and assets sold.

These discussions addressed the company's plans in regard to reducing operating expenses as required by 607.02. The competitive pressures and low margins caused financial difficulties which were addressed by closing operations and selling assets. These plans did help the company overcome financial difficulties in these business segments by removing a source of overhead. The WET subsidiary discussed plans to treat water for refineries and petroleum operators. The company stated that there were no orders or pending contracts at the time of the report. The operation was subsequently delayed due to damage caused by Hurricane Rita. The Ecoloclean, Inc. subsidiary discussed its forward-looking agricultural waste remediation business which required further demonstration and testing before the planned operations could commence. These two business segments were developmental business operations which were not generating revenues, but anticipated revenue at some future time. Lastly, the company acquired the "Coale Separator" technology with a view to generate revenue from product sales and service. Sales efforts had not commenced at the end of 2005. The product was being tested and evaluated by potential customers. The closing of the two business segments and new business development proposed by WET petroleum services, the Ecoloclean agriculture waste treatment and Coale product set forth company's discussion of plans to reduce operating expenses and overcome its financial difficulties with new business.

         Additionally, the company stated in the Financial Consideration section that it had insufficient revenue and resources of offset the projected annual overhead. The company estimated that it needed $750,000 for operation and that the funds would have to come from a variety of financing sources and that no financing commitments had been made by anyone.

                    Liquidity and Capital Resources, page 13
                    ----------------------------------------

Comment 3. Please add a discussion of trends, events or uncertainties likely to have a material impact on short and long term liquidity. This discussion should include the expected sources of funds for the $150,000 note originally due in April 2005 that has been extended to October 2005. You should discuss material commitments for potential acquisition and for capital expenditures as well as the expected sources of funds for the expenditures. Please refer to Item 303(b) of Regulation S-B.

Response:

         The Company had received a six month extension on the note due in October 2005, thus establishing a new due date of April 2006. In addition, the Company has recently received in loans from its CEO, Royis Ward, a sum approximating $300,000. Also, during the third quarter the Company raised by private placement equity funding in the amount of approximately $404,000. The Company, during the next six months, does not contemplate capital expenditures in excess of $50,000. The Company is expecting the acquisition of Aquatronics Industries, Inc. to generate a positive cash flow in 2006 and help relieve some of the burden placed upon the Company's cash position in the future.

                     Independent Auditor's Report, page F-3
                     --------------------------------------

Comment 4. Please tell us why you selected an independent auditor based in South Florida give that your corporate headquarters, and presumably your accounting records, are based in Crystal City, Texas. We also note that it does not appear that your independent auditors are licensed in the State of Texas. Please advise us as to your consideration of Article 2-01(a) of Regulation S-X.

Response:

         We selected a Florida-based independent auditor since our off-site controller and his assistant are Florida-based. Copies of all accounting documents and other important documents are maintained in Florida.


                   Note 7-Common Stock Transactions, page F-16
                   -------------------------------------------

Comment 5. Please tell us and disclose how you determined the fair value of the common stock transactions in 2004. Please provide us with a table showing each issuance, the number of shares and the value assigned to the transaction. For each stock transaction, please quantify for us how you determined the value received for the service and describe in detail the related assumptions.

Response:

         The requested table is enclosed. Please note that certain transactions involving restricted stock issuances not specifically valued by contract were recorded at 40% of market price until April 15, 2004; thereafter, due to the volatility of the market price, these issuances were recorded at 25% of market price.

         There were three restricted stock issuances listed which were for services in obtaining futures private placement capital which were valued at a percentage of the current market price. Also, as discussed above, were the eight separated employee stock bonuses included in the enclosed table.

                 Form 10-QSB for the Period Ended June 30, 2005
                 ----------------------------------------------
General
-------

Comment 6. Please address the comments above in your interim filings as well.

Response: The interim filings will be amended to reflect the additional disclosures.

             Statement of Condensed Consolidated Cash Flows, page 8
             ------------------------------------------------------

         Comment 7. Please tell us why you have classified the note receivable from the sale of the discontinued assets of $85,000 as a financing activity given that it appears to be an investing activity and the pr0oceeeds from the sale of the discontinued assets of $385,856, the related cash flows, were classified as investing activities. Please refer to SFAS 95.

Response: We will, in the future, disclose this receivable under its proper heading "Investing Activity".

          Financial Condition, Liquidity and Capital Resources, page 18
          -------------------------------------------------------------

Comment 8. Please discuss material commitments, such as the $300,000 working capital investment required for your pending acquisition, as well as the expected source of funds for this expenditure. Please refer to Item 303(b) of Regulation S-B.

Response:

         Efforts to obtain debt/equity funding from outside individuals and institutional investors are ongoing. In addition, the President of the Company, Royis Ward, and the Vice President/CFO, Michael Ward, who resigned, provided $432,343 during the six months ended June 30, 2005, as loans to the Company.

         The Company was able to extend the $150,000 note payment due April 2005 to October 2005 and to further extend the due date to April 2006.

         Our financial commitment for the acquisition of Aquatronics Industries, Inc., of $300,000 was met from a combination of funds from the officers, and $100,000 of the $404,000 investor funds received in September.

         No material commitments for capital expenditures were anticipated for 2005 until new business prospects are determined.

         In connection with responding to the Staff's comments, the Company acknowledges the following:

o The Company is responsible for the adequacy and accuracy of the disclosures contained in its Exchange Act periodic reports;
o The Staff comments or changes to our disclosures in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filings;

o The Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ecoloclean Industries, Inc.

/s/ Royis Ward
Royis Ward,
President


                           Ecoloclean Industries, Inc.
                            Common Stock Transactions
                                      2005


                                                                  (Cons. Basis)
Date                                   Number    A/C #275000       A/C #276000      Per Share
2005        Recipient                of Shares   Common Stock   Addl Paid-in-Cap.   Valuation     Total
Jan.  1 Balance - January 1, 2005   37,900,664   $      3,790   $      1,591,732   $     0.04   $1,595,522
                                    ----------   ------------   ----------------                ----------
        Transactions - 1st Qtr
      1 Derla Coale                     50,000   $          5   $         11,995   $     0.24   $   12,000

     24 Barry Gross                    200,000             20             15,980         0.08       16,000
                                    ----------------------------------------------------------------------
            Total 1st Qtr              250,000             25             27,975         0.11       28,000
                                    ----------------------------------------------------------------------
Mar. 31 Balance - March 31, 2005    38,150,664   $      3,815   $      1,619,707   $     0.04   $1,623,522
                                    ----------------------------------------------------------------------
        Transactions - 2nd Qtr
Jun.  3 Shirin Gangji                  250,000   $         25   $         18,725   $     0.08   $   18,750

     22 Carcas Capital                 250,000   $         25   $         12,475   $     0.05   $   12,500

     28 Royis Ward                   7,352,941            735          1,249,265         0.17    1,250,000
                                    ----------------------------------------------------------------------
            Total 2nd Qtr            7,852,941            785          1,280,465         0.16    1,281,250
                                    ----------------------------------------------------------------------
Jun. 30 Balance - June 30, 2005     46,003,605   $      4,600   $      2,900,172   $     0.06   $2,904,772
                                    ----------------------------------------------------------------------

                                     Rest/S-8     Explanation
                                    ----------     -----------

Jan.  1 Balance - January 1, 2005

        Transactions - 1st Qtr
        ----------------------
      1 Derla Coale                    R     Payment Re: License Contract (25% of Market Price)
                                             ---------------------------------------------------------
     24 Barry Gross                    R     Fee-2005 Stockholder PR by Contract (25% of Market Price)
                                             ---------------------------------------------------------
            Total 1st Qtr

Mar. 31 Balance - March 31, 2005

        Transactions - 2nd Qtr
        ----------------------
Jun.  3 Shirin Gangji                  R     Cons. Fee - Re: Obtaining Financing (25% of Market Price)
                                             ---------------------------------------------------------
     22 Carcas Capital                 R     Cons. Fee - Re: Obtaining Financing (25% of Market Price)
                                             ---------------------------------------------------------
     28 Royis Ward                     R     Debt Paid by Stock Issuance at Market Price
                                             ---------------------------------------------------------
            Total 2nd Qtr

Jun. 30 Balance - June 30, 2005


                           Ecoloclean Industries, Inc.
                            Common Stock Transactions
                                      2004



Date         Recipient                     Number                       Addl.        Per Share
2004                                     of Shares   Common Stock   Paid-in-Cap.     Valuation         Total

Jan.  1 Balance - January 1, 2004        32,500,664   $     3,250   $   190,558                     $   193,808
                                        -----------   -----------   -----------                     -----------
        Transactions - 1st Qtr
        ----------------------
      2 Jerry Gee                            33,334             3        16,663             0.50         16,667

        C. James Rogers                      33,333             3        16,663             0.50         16,667

        Gary Alexander                       33,333             3        16,663             0.50         16,667
                                        -----------------------------------------------------------------------
           Total 1st Qtr                    100,000            10        49,990                          50,000
                                        -----------------------------------------------------------------------
Mar. 31 Balance - March 31, 2004         32,600,664         3,260       240,548                         243,808
                                        -----------------------------------------------------------------------
        Transactions - 2nd Qtr
        ----------------------
Apr. 14 Barry Gross                         100,000            10        43,990             0.44         44,000

     15 Grat Consulting                     500,000            50       211,950             0.42        212,000

Jun.  7 Carcas Capital                      350,000            35       108,465             0.31        108,500

        Margeaux Investment Mgt Group     1,000,000           100       499,900             0.50        500,000

     15 Carl Hessel                         500,000            50       129,950             0.26        130,000

        Greg Wilson                         800,000            80       175,920             0.22        176,000

        Greg Wilson                         200,000            20       109,980             0.55        110,000
                                        -----------------------------------------------------------------------
           Total 2nd Qtr                  3,450,000           345     1,280,155                       1,280,500
                                        -----------------------------------------------------------------------
           Subtotal                      36,050,664         3,605     1,520,703                       1,524,308
           Less Cost of Priv. Plmt                0             0      (130,000)                       (130,000)
                                        -----------------------------------------------------------------------
Jun. 30 Balance - June 30, 2004          36,050,664         3,605     1,390,703                       1,394,308
                                        -----------------------------------------------------------------------
        Transactions - 3rd Qtr
Aug.  1 Robert L Moore                       25,000             3         4,211             0.17          4,214

Sep.  7 Carl Hessel                         500,000            50        73,075             0.15         73,125

     22 Greg Wilson                       1,000,000           100        77,400             0.08         77,500
                                        -----------------------------------------------------------------------
           Total 3rd Qtr                  1,525,000           153       154,686                         154,839
                                        -----------------------------------------------------------------------
Sep. 30 Balance - September 30, 2004     37,575,664         3,758     1,545,389                       1,549,147
                                        -----------------------------------------------------------------------
        Transactions - 3rd Qtr
        ----------------------
Oct. 18 Stanley Merdinger                   150,000            15        14,985             0.10         15,000

     27 Charles Horton                       25,000             3         5,623             0.23          5,625

        C. Mark Richard                      25,000             3         5,623             0.23          5,625

        Tom Roberts                          25,000             3         5,623             0.23          5,625

        Glen Hebert                          25,000             3         5,623             0.23          5,625

Nov.  3 Charles Horton, Jr                   25,000             3         4,373             0.18          4,375

Dec. 29 George Chance                        25,000             3         2,248             0.09          2,250

        Dedre Holloway                       25,000             3         2,248             0.09          2,250
                                        -----------------------------------------------------------------------
           Total 4th Qtr                    325,000            33        46,343                          46,375
                                        -----------------------------------------------------------------------
Dec. 31 Balance - December 31, 2004      37,900,664         3,790     1,591,732                       1,595,522
                                        -----------------------------------------------------------------------




                                       7

                           Ecoloclean Industries, Inc.
                            Common Stock Transactions
                                      2004
                                   (continued)


Date         Recipient                          Rest/S-8
2004

Jan.  1 Balance - January 1, 2004

        Transactions - 1st Qtr
        ----------------------
      2 Jerry Gee                               R    [Consulting Fee for assisting in
                                                     -------------------------------------------------------------------
        C. James Rogers                         R    filing for Water Discharge Permit
                                                     -------------------------------------------------------------------
        Gary Alexander                          R    per Contract valued at $50,000]
                                                     -------------------------------------------------------------------
           Total 1st Qtr

Mar. 31 Balance - March 31, 2004

        Transactions - 2nd Qtr
        ----------------------
Apr. 14 Barry Gross                              R   Fee - 2004 Stockholder PR by Contract (40% of Market Price)
                                                     -------------------------------------------------------------------
     15 Grat Consulting                          R   Consulting Fee - to raise Additional Capital (40% of  Market Price)
                                                     -------------------------------------------------------------------
Jun.  7 Carcas Capital                           R   Consulting Fee - to raise Additional Capital (40% of  Market Price)
                                                     -------------------------------------------------------------------
        Margeaux Investment Mgt Group            R   Private Placement for Cash
                                                     -------------------------------------------------------------------
     15 Carl Hessel                              R   Fee - Re:  Private Placement of 500,000 (40% of Market Price)
                                                     -------------------------------------------------------------------
        Greg Wilson                              R   Legal Services - 2004/2005 (25% of Market Price)
                                                     -------------------------------------------------------------------
        Greg Wilson                             S-8  Legal Services - 2004/2005 (Market Price - Free Trading)
                                                     -------------------------------------------------------------------
           Total 2nd Qtr

           Subtotal
           Less Cost of Priv. Plmt

Jun. 30 Balance - June 30, 2004

        Transactions - 3rd Qtr
Aug.  1 Robert L Moore                           R   Employee Stock Bonus (25% of Market Price)
                                                     -------------------------------------------------------------------
Sep.  7 Carl Hessel                              R   Consulting Fee - to raise Additional Capital (25% of  Market Price)
                                                     -------------------------------------------------------------------
     22 Greg Wilson                              R   Legal Services - 2004/2005 (25% of Market Price)
                                                     -------------------------------------------------------------------
           Total 3rd Qtr

Sep. 30 Balance - September 30, 2004

        Transactions - 3rd Qtr
        ----------------------
Oct. 18 Stanley Merdinger                        R   Loan Extension Fee - Valued at 10 % of Loan (25% of Market Price)
                                                     -------------------------------------------------------------------
     27 Charles Horton                           R   Employee Stock Bonus (25% of Market Price)
                                                     -------------------------------------------------------------------
        C. Mark Richard                          R   Employee Stock Bonus (25% of Market Price)
                                                     -------------------------------------------------------------------
        Tom Roberts                              R   Employee Stock Bonus (25% of Market Price)
                                                     -------------------------------------------------------------------
        Glen Hebert                              R   Employee Stock Bonus (25% of Market Price)
                                                     -------------------------------------------------------------------
Nov.  3 Charles Horton, Jr                       R   Employee Stock Bonus (25% of Market Price)
                                                     -------------------------------------------------------------------
Dec. 29 George Chance                            R   Employee Stock Bonus (25% of Market Price)
                                                     -------------------------------------------------------------------
        Dedre Holloway                           R   Employee Stock Bonus (25% of Market Price)
                                                     -------------------------------------------------------------------
           Total 4th Qtr

Dec. 31 Balance - December 31, 2004



                                       8